

January 12, 2011

Chunfeng Tao
Chief Executive Officer, Chairman and Director
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re:** **Keyuan Petrochemicals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 29, 2010**
> **File No. 333-170324**

Dear Mr. Tao:

We have reviewed your amended filing and response letter filed on December 29, 2010. We have one comment as provided below.

Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

September 2010 Private Placement, page 2

1. We note your response to comment two in our letter dated November 30, 2010. While you provided further details regarding the transaction, you continue to state that the descriptions of the transactions set forth in your registration statement do not purport to be complete. Please be advised that the description of the transactions you include in your registration statement must be accurate and materially complete. Please revise the last sentence on page two accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Louis E. Taubman, Esq. (*via facsimile at* (212) 202-6380)
       Leser, Hunter, Taubman & Taubman
       17 State Street, Suite 2000
       New York, New York 10004